
January 26, 2023

David Hamamoto
Co-Chief Executive Officer
DiamondHead Holdings Corp.
250 Park Ave., 7th Floor
New York, New York 10177

> **Re: DiamondHead Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed January 23, 2023**
> **File No. 333-267820**

Dear David Hamamoto:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023, letter.

Amendment No. 3 to Registration Statement on Form S-4

Executive Compensation of GSH, page 202

1. We note your response to comment 2 and that you removed the disclosure regarding the December 31, 2021 fiscal year compensation. Please revise to include this disclosure in the Summary Compensation Table and in the Director Compensation in addition to the 2022 fiscal year disclosure.

You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert Downes